UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2024

Commission file number: 001-38610

ALARUM TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

30 Haarba’a Street Tel-Aviv (P.O. Box 174)

Tel-Aviv, 6473926 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Attached hereto as Exhibit 99.1 and incorporated by reference herein is Alarum Technologies Ltd.’s (the “Registrant”) press release issued on March 14, 2024, titled “Alarum Announces Record of $1.7 Million Net Profit and $2.2 Million Adjusted EBITDA in the Fourth Quarter of 2023”, announcing the Registrant’s financial results for the fourth quarter and year ended December 31, 2023. Also attached hereto as Exhibit 99.2 and incorporated by reference herein is a corporate presentation of the Registrant (the “Corporate Presentation”). The Corporate Presentation is also available on the Registrant’s website, here: www.alarum.io.

The first paragraph, the six bullet points under the section titled “Key highlights for the three months and year ended December 31, 2023”, the five bullet points under the section titled “Recent Business Developments”, the sections titled “Financial Results from Continuing Operations for the Three Months Ended December 31, 2023”, “Financial Results from continuing operations for the year Ended December 31, 2023”, “Balance Sheet Highlights”, “Use of Non-IFRS Financial Results”, “Forward-Looking Statements” and the IFRS financial statements in the press release attached as Exhibit 99.1 incorporated by reference into the registration statements on Form S-8 (File Nos. 333-233510, 333-239249, 333-250138, 333-258744, 333-267586 and 333-274585) and Form F-3 (File Nos. 333-233724, 333-235368, 333-236030, 333-233976, 333-237629, 333-253983, 333-267580 and 333-274604) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press release issued by Alarum Technologies Ltd. on March 14, 2024, titled “Alarum Announces Record of $1.7 Million Net Profit and $2.2 Million Adjusted EBITDA in the Fourth Quarter of 2023.”
99.2	Alarum Technologies Ltd. Corporate Presentation Slideshow in use beginning March 14, 2024 (furnished only).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alarum Technologies Ltd. (Registrant)

Date: March 14, 2024	By	/s/ Hagit Gal
	Name:	Hagit Gal
	Title:	Corporate Legal Counsel

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